

Mail Stop 3561

August 23, 2017

Via E-mail
Fred W. Wagenhals
Chief Executive Officer
Ammo, Inc.
6401 East Thomas Road #106
Scottsdale, AZ 85251

     Re: Ammo, Inc.
             Form 10-K for the Year Ended December 31, 2016
             Filed March 16, 2017
             Response dated August 8, 2017
             File No. 001-13101

Dear Mr. Wagenhals:

We have reviewed your August 8, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2017 letter.

Form 10-Q for the quarter ended March 31, 2017

Note 3 – Vendor Notes Receivable, page 12

1.   We note you have referenced ASC 805-30-30-1 to support recording goodwill related to your successful bid for the collateral of the note receivable you held with ATAC. Please further clarify why you believe the application of the acquisition method under ASC 805 is appropriate in accounting for the foreclosure of the inventory and manufacturing equipment of ATAC rather than as an impairment of the note receivable under ASC 310-10-35-16 through 19 and 22. Please also discuss your consideration of ASC 805-10-55-20 through 23 regarding the settlement of the preexisting note with ATAC in determining your accounting for this transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 423-8539 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and
Mining